FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	February 2010
Commission File Number:	000-50422

AMADOR GOLD CORP.
(Exact Name of Registrant, as Specified in its Charter)
711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               ☐                                No               ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82-____________

Table of Contents

Document 1	Notice of Annual General Meeting
Document 2	Management Information Circular
Document 3	Form of Proxy
Document 4	Financial Statement Request Form

Document 1

AMADOR GOLD CORP.
711-675 West Hastings Street
Vancouver, B.C.  Canada  V6B 1N2
Telephone:  604-685-2222
Fax:  604-685-3764
www.amadorgoldcorp.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 23, 2010
_______________________________________________________________________________

TO:        The Shareholders of Amador Gold Corp.

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting (the “Meeting”) of the shareholders of Amador Gold Corp. (the “Corporation”) will be held in the Boardroom of Suite 711-675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 on Tuesday, March 23, 2010, at 1:30 p.m., for the following purposes:

1.	To receive and consider the consolidated audited financial statements of the Corporation for the financial year ended October 31, 2009, together with the report of the auditors thereon.

2.	To determine the number of directors of the Corporation at seven (7) and to elect directors of the Corporation for the ensuing year or until their successors have been duly elected or appointed.

3.	To re-appoint the Corporation’s auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors.

4.	To consider and, if thought advisable, pass an ordinary resolution that approves the Corporation’s 2010 Stock Option Plan.

5.	To transact such other business that may properly come before the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting are requested to date, complete, sign and return the enclosed Form of Proxy.  A proxy will not be valid unless it is delivered to the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, by any of the following methods:  by mail:  9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; by fax within North America to 1-866-249-7775 and outside North America to (416) 263-9524; by telephone: 1-866-732-8863; or online: www.investorvote.com not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment thereof.  The Corporation’s management is soliciting the enclosed Form of Proxy but, as set out in the Notes, you may amend the Form of Proxy if you wish by striking out the names listed and inserting, in the space provided, the name of the person you want to represent you at the meeting.  Only Shareholders of record on February 16, 2010 are entitled to receive notice of and vote at the Meeting.

DATED at Vancouver, British Columbia this 16th day of February, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Richard W. Hughes

Richard W. Hughes,
President & Chief Executive Officer

Document 2

AMADOR GOLD CORP.
#711-675 West Hastings Street
Vancouver, B.C.  Canada  V6B 1N2
Telephone:  604-685-2222
Fax:  604-685-3764
 www.amadorgoldcorp.com

MANAGEMENT INFORMATION CIRCULAR
(as at February 16, 2010)

MANAGEMENT SOLICITATION OF PROXIES

This Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by management of AMADOR GOLD CORP. (the “Corporation”) for use at the Annual General Meeting of shareholders of the Corporation (the “Meeting”) to be held in the Boardroom at Suite 711-675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 on Tuesday, March 23, 2010 at 1:30 p.m. (Pacific Standard Time) for the purposes set forth in the Notice of Annual General Meeting of Shareholders (the “Notice”) accompanying the Circular.

The solicitation of proxies will be primarily by mail.  Proxies may also be solicited personally by directors, officers and regular employees of the Corporation.  The cost of solicitation of proxies will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy (the “Proxy”) are officers of the Corporation.  A registered shareholder has the right to appoint a person (who need not be a shareholder) other than the persons named as the proxy of the shareholder and may exercise this right either by inserting that person’s name in the blank space provided in the Proxy and striking out the other names or by completing another proper form of proxy.  To be effective, Proxies must be deposited at the office of the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, by any of the following methods:  by mail:  9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; by fax within North America to 1-866-249-7775 and outside North America to (416) 263-9524; by telephone:  1-866-732-8863; or online:  www.investorvote.com not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment thereof

Proxies given by registered shareholders for use at the Meeting may be revoked at any time before their use. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by depositing an instrument in writing signed by the registered shareholder, or by the registered shareholder’s attorney duly authorized in writing, at the registered office of the Corporation, 711-675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 on or before the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting, or any adjournment thereof.

VOTING AND DISCRETION OF PROXIES

The common shares of the Corporation represented by the Proxies solicited by management of the Corporation pursuant to this Circular will be voted or withheld from voting in accordance with the directions contained therein.  If no directions are given, the common shares will be voted FOR the election of management’s nominees as directors of the Corporation, and FOR the appointment of management’s nominee as auditors of the Corporation and authorizing the directors to fix their remuneration.  The Proxy confers discretionary authority on the persons named therein in respect of amendments or variations to the matters referred to in the Notice and in respect of other matters that may properly come before the Meeting, or any adjournment thereof.

As at the date of this Circular, management knows of no such amendments or variations or other matters that may properly come before the Meeting but, if any such amendments, variations or other matters are properly brought before the Meeting, the persons named in the Proxies will vote thereon in accordance with their best judgment.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Corporation are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person

(the “Non-Registered Holder”) but which are registered either:  (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited, of which the Intermediary is a participant.

These securityholder materials are being sent to both registered shareholders and Non-Registered Holders.  If you are a Non-Registered Holder, and the Corporation or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as “NOBOs”.  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as “OBOs”.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has elected to send the Notice, this Circular and the Proxy (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

By choosing to send these materials to the NOBOs directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to the NOBOs, and (ii) executing their proper voting instructions.

The Meeting Materials sent to Non-Registered Holders who have not waived the right to receive meeting materials are accompanied by a request for voting instructions (a “VIF”).  This form is instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a Non-Registered Holder is able to instruct the registered shareholder how to vote on behalf of the Non-Registered Holder.  VIFs, whether provided by the Corporation or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his or her nominee the right to attend and vote at the Meeting.

Please return your voting instructions as specified in the VIF.  Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

VOTING SHARES

The record date for the determination of shareholders entitled to receive notice of and vote at the Meeting has been fixed as February 16, 2010.  The affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular.

To the knowledge of the directors and senior officers of the Corporation, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation other than as follows:

Name of Shareholder	Number of Shares	Percentage of Issued & Outstanding
CDS & Co.(1)	199,410,842	74.7%
Joe Dwek Management Consultants 2007 Inc.(2)	29,558,333	11.1%

(1)	Management is unaware of the beneficial ownership of the shares registered in the above name although certain of these figures may include shares of management registered in brokerage houses.

(2)
Of these shares, a total of 15,808,333 shares are registered in the name of Joe Dwek Management Consultants 2007 Inc., the sole shareholder of which is Joe Dwek.  In addition, Joe Dwek Management Consultants 2007 Inc. has control or direction over a further 13,750,000 shares.

The above information was supplied by Management and by the Registrar and Transfer Agent for the Corporation.

Common Shares

The authorized capital of the Corporation consists of an unlimited number of common shares without par value.  As at February 16, 2010, 266,900,856 common shares were issued and outstanding.

Each common share of the Corporation carries the right to one vote, and all common shares may be voted at the Meeting.

ELECTION OF DIRECTORS

The directors of the Corporation are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed Proxy will be voted for the seven (7) nominees listed herein.

Name, Country of Residence and Present Position with Corporation(1)	Principal Occupation and, IF NOT at Present An ELECTED Director, Occupation During the Past Five Years	Period From Which Nominee Has Been Director	Number of Common Shares Beneficially Owned (2)
RICHARD W. HUGHES British Columbia, Canada President, Chief Executive Officer & Director	Chairman, President & Director of various mining, exploration and development companies	December 19, 2002	9,840,000 Direct 5,642,000 Indirect
ALAN D. CAMPBELL (3) British Columbia, Canada Chief Financial Officer & Director	Consultant advising public companies on corporate finance and shareholder communication issues and director and office of other mining, exploration and development companies	May 11, 2005	278,000 Direct Nil Indirect
LYNN W. EVOY (3) British Columbia, Canada Director	Retired Captain, Canadian Airlines International; served as president, director and secretary for numerous companies trading on various stock exchanges, since 1980	August 1, 2000	105,223 Direct 190,723 Indirect
JAMES M. MCDONALD (3) Alberta, Canada Director	Chief Executive of Kootenay Gold Inc., President of Makwa Exploration Ltd., a private geological consulting company and director of several public companies	May 11, 2005	100,000 Direct Nil Indirect
JOSEPH MONTGOMERY British Columbia, Canada Director	Consulting Geologist and Director of various mining, exploration and development companies	September 19, 2005	87,500 Direct Nil Indirect
JOHN de JONG British Columbia, Canada Director	Operational manager of Klondike Silver’s mining and milling operations in the Slocan area of southeastern British Columbia & director of various publicly traded mineral exploration companies	December 29, 2009	630,000 Direct Nil Indirect
DARCY HUGHES Washington, USA Director	Vice-President and owner of a privately held manufacturing company and director of various publicly traded junior mineral exploration companies.	December 29, 2009	258,000 Direct Nil Indirect

Notes:

(1)	The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(2)
The information as to shares beneficially owned directly or indirectly or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(3)	Member of the audit committee.

The Corporation does not have an Executive Committee of its Board of Directors.

Corporate Cease Trade Orders or Bankruptcies

Other than as disclosed herein, no proposed director:

(a)
is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director of executive officer of any company (including the Corporation) that, while that person was acting in that capacity:

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)
as subject to an event that resulted, after the director ceased to be a director or executive officer in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Richard Hughes, President of the Corporation, was a director of Daren Industries Ltd. from November 1998 to May 2002.  Joseph Montgomery, a director of the Corporation, was a director of Daren Industries Ltd. from June 1993 to present.  On May 1, 2002, Daren Industries Ltd. was placed into receivership, with a receiver-manager having been appointed pursuant to the terms of loan, supply and security agreements dated August 19, 2000 and a general security agreement dated August 25, 2000.  Alan Campbell made an assignment in bankruptcy on June 6, 2000 and was discharged on March 7, 2001.

APPOINTMENT OF AUDITOR AND REMUNERATION OF AUDITOR

Management of the Corporation proposes to nominate Morgan & Company, Chartered Accountants of Vancouver, British Columbia as auditors of the Corporation to hold office until the next Annual General Meeting of Shareholders, at a remuneration to be fixed by the directors.

AUDIT COMMITTEE

Pursuant to Section 224(l) of the Business Corporations Act (British Columbia), the policies of the TSX Venture Exchange (the “Exchange”) and Multilateral Instrument 52-110 (“MI 52-110”) Audit Committees, the Corporation is required to have an Audit Committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Corporation or an affiliate of the Corporation.  MI 52-110 requires the Corporation, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor.

The Audit Committee met formally during the financial year ended October 31, 2009 to review the financial statements and discuss these statements with the Corporation’s accountant and auditors.  In addition, the interim and audited financial statements are approved by way of an Audit Committee resolution.

The Audit Committee’s Charter

Mandate

The primary function of the audit committee (the “Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities.  The Committee reviews the financial reports and other financial information provided by the Corporation to regulatory authorities and its shareholders and reviews the Corporation’s systems of internal controls regarding finance and accounting including our auditing, accounting and financial reporting processes.  The Committee’s primary duties and responsibilities are to:

●	Serve as an independent and objective party to monitor the Corporation’s financial reporting and internal control system and review the Corporation’s financial statements.

●	Review and appraise the performance of the Corporation’s external auditors.

●	Provide an open avenue of communication among the Corporation’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee is comprised of three directors as determined by the Board of Directors, the majority of whom are free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of their independent judgment as a member of the Committee.  At least one member of the Committee should have accounting or related financial management expertise.  All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation’s financial statements.

The members of the Committee are elected by the Board of Directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee is to meet at least twice annually, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee is to meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)	Review and update the Charter annually.

(b)
Review the Corporation’s financial statements, MD&A and any annual and interim earnings, press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)	Review annually, the performance of the external auditors who shall be ultimately accountable the Board of Directors and the Committee as representatives of the shareholders of the Corporation.

(b)	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(c)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(d)	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Corporation’s external auditors.

Provided pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Corporation’s financial reporting process, both internal and external.

(b)	Consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Corporation’s auditing and account principles and practices as suggested by the external auditors and management.

(d)
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(f)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(h)	Review certification process.

(i)	Establish a procedure for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Other

(a)	Review any related-party transaction.

Composition of the Audit Committee

The following are the members of the Committee:

	Independent(1)	Financially Literate(1)
Alan Campbell	N	Y
Lynn W. Evoy	Y	Y
James McDonald	Y	Y

(1)As defined by Multilateral Instrument 52-110 (“MI 52-110”)

The Corporation is relying on the exemption provided under Section 6.1 of MI 52-110.

Relevant Education and Experience

Each audit committee member has gained financial literacy through their years of experience serving as directors of several mining and mineral exploration companies and serving on numerous other audit committees.  In these positions, each member would be responsible for receiving financial information relating to their company and obtaining an understanding of the balance sheet, income statement and statement of cash flows and how these statements are integral in assessing the financial position of the company and its operating results.  Each member has significant understanding of the mineral exploration business which the Corporation engages in and has an appreciation for the relevant accounting principles for that business.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The table below sets out all fees billed by the Corporation’s external auditor in each of the last two fiscal years.  In the table “Audit Fees” are fees billed by the Corporation’s external auditor for services provided in auditing the

Corporation’s financial statements for the fiscal year.  “Audit-Related Fees” are fees not included in Audit Fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements.  “Tax Fees” are fees billed by the Corporation’s external auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All Other Fees” are fees billed by the external auditor for products and services not included in the foregoing categories:

Financial Year Ended	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
October 31, 2009	$50,000 (est.)	$ Nil	$ Nil	$ Nil
October 31, 2008	$38,750	$ Nil	$ Nil	$ Nil

Exemption in Section 6.1

The Corporation is a “venture issuer” as defined in MI 52-110 and is relying on the exemption in section 6.1 of MI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular, a Named Executive Officer (“NEO”) of the Corporation means each of the following individuals:

(a)	a CEO of the Corporation;;

(b)	a CFO of the Corporation, or an individual who acted in a similar capacity during the year ended October 31, 2009, regardless of the amount of compensation;

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year.

During the year ended October 31, 2009, the Corporation had two NEOs: Richard Hughes, President and CEO, and Alan Campbell, CFO.

The total compensation awarded, paid to or earned by the NEOs from the Corporation for the three most recently completed years of the Corporation is set out below in the Summary Compensation Table.

COMPENSATION DISCUSSION AND ANALYSIS (“CD&A”)

The Corporation does not have a formal Compensation Committee.  The Corporation’s Board informally discusses and approves the compensation to the NEOs, ensuring that total compensation paid to all active NEOs is fair and reasonable and is consistent with the Corporation’s compensation philosophy.

The Corporation does not generate operating cash flows and relies on equity financings to fund its exploration and corporate activities.  Therefore, as the Corporation seeks to attract, retain and motivate highly skilled and experienced executive officers, it must at the same time consider current market and industry circumstances and the Corporation’s liquidity and ability to raise further capital.

Executive Compensation Philosophy and Objectives

The Corporation’s principal goal is to create value for its shareholders.  The Corporation’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

1.	Compensation programs align with shareholder interests – the Corporation aligns the goals of executives with maximizing long term shareholder value;

2.	Performance sensitive – compensation for executive officers should be linked to operating and market performance of the Corporation and fluctuate with the performance; and

3.
Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest caliber.

The Corporation does not have a formal compensation program with set benchmarks; however, the Corporation does have an informal program designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term, and to align the interests of executive officers with the interest of the Corporation’s shareholders.  This alignment of interests is achieved by making long term equity-based incentives through the granting of stock options, a significant component of executive compensation (on the assumption that the performance of the Corporation’s common share price over the long term is an important indicator of long term performance).

The objectives of the compensation program in compensating the active NEOs are derived from the above-mentioned compensation philosophy and are as follows: to attract, motivate and retain highly skilled and experienced executive officers; to align the interests of executive officers with shareholders’ interests and with the execution of the Corporation business strategy; and, to tie compensation directly to measurements and rewards based on achieving and exceeding performance expectations.

Competitive Compensation

The Corporation is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral prospects, corporate finance and management.  Therefore, the Corporation seeks to attract, retain and motivate highly skilled and experienced executive officers by providing competitive compensation.  The Compensation Committee reviews data related to compensation levels and programs of various companies that are similar in size to the Corporation and operate within the mining exploration and development industry, prior to making its recommendations to the Board.  The Compensation Committee also relies on the experience of its members as officers and/or directors at other companies in similar lines of business as the Corporation in assessing compensation levels.  These other companies are identified under section 1(d) of “Schedule A – Corporate Governance Practices” attached to this Information Circular.

The purpose of this process is to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar revenues and business characteristics;
•	identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and
•	establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval and recommendation to the Board.

Elements of Executive Compensation

A combination of fixed and variable compensation is used to motivate executives to achieve overall corporate goals. For the financial year ended October 31, 2009, the three basic components of executive officer compensation were:

•	base salary;
•	annual incentives (cash bonus); and
•	option-based awards (long term compensation).

Base salary comprises the portion of executive compensation that is fixed, whereas annual incentives and option based compensation represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable performance expectations; (ii) market performance of the Corporation’s common shares; and, (iii) the Corporation’s liquidity and ability to raise further capital in the prevailing economic environment.

No specific formulae have been developed to assign a specific weighting to each of these components. Instead, the Compensation Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the NEO’s role and responsibilities within the Corporation.  The focus is on remaining competitive in the market with respect to ‘total compensation’ as opposed to within any one component of executive compensation.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package of each active NEO.  It then submits to the Board recommendations with respect to base salary adjustments, bonuses and participation in option based compensation arrangements for each executive officer.

Base Salary

The Compensation Committee and the Board of directors approve the salary ranges for the active NEOs.  Base salaries are set with the goal of being competitive with corporations of a comparable size and at the same stage of development, thereby enabling the Corporation to compete for and retain executives critical to the Corporation’s long-term success.  In determining the base salary of an executive officer, the Compensation Committee places equal weight on the following criteria:

•	the particular responsibilities related to the position;
•	salaries paid by comparable businesses;
•	the experience level of the executive officer; and
•	his or her overall performance or expected performance (in the case of a newly hired executive officer).

The Compensation Committee makes an assessment of these criteria, and using this information together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive officer and employee compensation levels.  To date, comparative data for the Corporation’s peer group has been accumulated internally, without the use of any external independent consultants or compensation specialists.

For employees of the Corporation, management is responsible for preparing an individual evaluation process for each employee and then conducting reviews on an annual basis.  The evaluation framework is objective where a number of factors are judged for each employee.  The results of said reviews and management recommendations with respect to compensation levels are then submitted to the Compensation Committee for consideration.

Annual incentives (Cash Bonus)

Executive officers are eligible for an annual discretionary bonus, payable in cash.  The Board approves such annual incentives and the Board relies heavily on the recommendations of the Compensation Committee in granting them. The Compensation Committee assesses each active NEO's performance and his or her respective contribution to the Corporation’s success, and after taking into account the financial and operating performance of the Corporation, makes a recommendation to the Board.

In the financial year ended October 31, 2009, the Board paid bonus to some of the executive officers.  These amounts have been included in the Salary column.

Option based awards (long term Compensation)

The Corporation believes that it is important to award incentive stock options as part of an overall compensation package. Encouraging its executive officers and employees to become shareholders of the Corporation is, in the committee’s view, the best way to align their interests with those of the Corporation’s shareholders.

Equity participation is accomplished through the Corporation’s stock option plan (“Stock Option Plan”, which is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Corporation to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.

The Corporation considers stock option grants when reviewing executive officer compensation packages as a whole. Stock options granted to NEOs during the most recently completed financial year, are disclosed below under the heading, “Executive Compensation - Summary Compensation Table”.

Option-Based Awards

The Corporation’s Stock Option Plan provides for the grant of stock options to directors, executive officers and key employees and consultants of the Corporation and its subsidiaries for the purpose of advancing the interests of the Corporation and its shareholders through the motivation, attraction and retention of these individuals.  It is generally recognized that stock option plans aid in attracting, retaining and encouraging these individuals due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

The Corporation determines the ranges of stock option grants for each level of executive officer, the key employees to whom it recommends that grants be made, and the terms and conditions of the options forming part of such grants, and makes recommendations to the Board accordingly. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position and contribution to the Corporation. The existing number and terms of the outstanding options are taken into account when granting new options. The exercise price, which can be no less than the market price (as defined in the Toronto Stock Exchange (“TSX”) Company Manual), the term, up to a maximum of 10 years, and vesting provisions, if any, will be determined by the directors of the Corporation.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval. Details of the Corporation’s Stock Option Plan are provided below under “PARTICULARS OF MATTERS TO BE ACTED UPON.”

Summary Compensation Table

As at October 31, 2009, the end of the most recently completed financial year of the Corporation, the Corporation had two Named Executive Officers, whose names and positions held within the Corporation are set out in the summary compensation table below.

The compensation for the Named Executive Officers for the Corporation’s three most recently completed financial years is as set out below:

					Non-Equity incentive plan compensation		Pension Value ($)	All other Compensation ($)	Total Compensation ($)
Name and Principal Position	Year Ended Oct. 31	Salary ($)	Share-based awards ($)	Option-based awards #	Annual incentive plans ($)	Long term incentive plans ($)
Richard W. Hughes, President & CEO	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	1,300,000/Nil 710,000/Nil 400,000/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$78,000 $83,000 $78,000	$78,000 $83,000 $78,000
Alan D. Campbell, CFO	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	900,000/Nil 485,000/Nil 205,000/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$45,600 $50,600 $42,000	$45,600 $50,600 $42,000

Long-Term Incentive Plan Awards

Long term incentive plan awards (“LTIP”) means “a plan providing compensation intended to motivate performance over a period greater than one financial year”.  LTIP awards do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.  No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

Options and Stock Appreciation Rights (SARs)

Stock Options

The Corporation has a formal Stock Option Plan, previously approved by the shareholders of the Corporation.  During the fiscal year ended October 31, 2009, the following stock options were granted to the Named Executive Officers:

Name	Securities Under Options/SARs Granted (#)1	% of Total Options/ SARs Granted to all Employees in the Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Richard W. Hughes (President, CEO & Director)	1,300,000	12.77%	$0.10	$0.07	1,200,000 (Feb. 27/14) 100,000 (Sept. 22/16)
Alan D. Campbell (Chief Financial Officer)	900,000	8.84%	$0.10	$0.07	800,000 (Feb. 27/14) 100,000 (Sept. 22/16)

1These options are for a term of five years.

Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ended October 31, 2009.

Director Name	Option-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Richard W. Hughes	Nil	Nil
Alan D. Campbell	Nil	Nil

1Value using the closing price of common shares of the Corporation on the TSX Venture Exchange on October 31, 2009 of $0.075, less the exercise price of the stock options.

Defined Benefit or Actuarial Plan Disclosure

The Corporation does not provide retirement benefits for directors or executive officers, and does not have a pension plan or a deferred compensation plan.

Termination of Employment, Changes in Responsibility and Employment Contracts

There are no employment contracts between the Corporation and the Named Executive Officers, except as referred to under the heading “Management Contracts” below.

The Corporation has no plans or arrangements in respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers’ employment with the Corporation or from a change of control of the Corporation or a change in the executive officers’ responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

There are no arrangements under which directors were compensated by the Corporation and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants, other than as described below and as disclosed under “Summary Compensation Table”.

Compensation payable to Richard W. Hughes and Alan D. Campbell for the year ending October 31, 2009 is set out above under the heading “Executive Compensation”.  The following table sets forth compensation awarded or paid to, or earned by, other directors of the Corporation in all capacities for services provided to the Corporation during the financial year ended October 31, 2009:

				Non-Equity incentive plan compensation		Pension Value ($)	All other Comp'n ($)	Total compensation ($)
Director's Name	Fees Earned ($)	Share-based awards	Option-based awards	Annual incentive plans ($)	Long term incentive plans($)
John Keating1	Nil	Nil	600,000	Nil	Nil	Nil	$31,500	$31,500
Lynn W. Evoy	Nil	Nil	300,000	Nil	Nil	Nil	$2,000	$2,000
James M. McDonald	Nil	Nil	250,000	Nil	Nil	Nil	$2,000	$2,000
Joe Montgomery	Nil	Ni	250,000	Nil	Nil	Nil	Nil	Nil

1John Keating resigned as a director and officer of the Corporation on January 22, 2010.

Option-based Awards to Directors

The following table sets out for each of the non-executive directors the incentive stock options (option-based awards) issued in the year ending October 31, 2009.  These incentive stock options were fully vested at the time of grant or were fully vested during the year ended October 31, 2009, unless otherwise noted.  The closing price of the Corporation’s shares on the TSX-V on October 31, 2009 was $0.075.

Director Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m/d/y)1	Value of unexercised in-the-money options ($)	Share based awards ($)
John Keating2	600,000	$0.10	500,000 (Feb. 27/14) 100,000 (Sept. 22/16)	Nil	Nil
Lynn W. Evoy	300,000	$0.10	250,000 (Feb. 27/14) 50,000 (Sept. 22/16)	Nil	Nil
James M. McDonald	250,000	$0.10	200,000 (Feb. 27/14) 50,000 (Sept. 22/16)	Nil	Nil
Joseph Montgomery	250,000	$0.10	200,000 (Feb. 27/14) 50,000 (Sept. 22/16)	Nil	Nil

1These options are for a term of five years.
2John Keating resigned as a director and officer of the Corporation on January 22, 2010.

Value Vested or Earned During the Year

Director Name	Option-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
John Keating1	Nil	Nil
Lynn W. Evoy	Nil	Nil
James M. McDonald	Nil	Nil
Joseph Montgomery	Nil	Nil

1John Keating resigned as a director and officer of the Corporation on January 22, 2010.

Management Contracts

Hastings Management Corp.

Hastings Management Corp. (“HMC”), a company wholly owned by Richard W. Hughes, a director and officer of the Corporation, was paid $710,000 for the year ending October 31, 2009 (2008: $520,000), pursuant to administrative services provided to the Corporation including supervising and administering the financial requirements of the Corporation’s business, communication with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Corporation which have been authorized for issuance under equity compensation plans as at February 16, 2010:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)] (c)
Equity compensation plans approved by securityholders	21,302,000	$0.13/share	5,388,085 (2)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	21,302,000	N/A	5,388,085

(1)	Options outstanding which have been granted pursuant to the Corporation’s Stock Option Plan.
(2)
The Corporation has a rolling stock option plan.  The aggregate number of common shares reserved for issuance is a maximum of 10% of the issued and outstanding share capital of the Corporation at the date of grant

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Other than as disclosed herein, none of the current or former directors, executive officers, employees of the Corporation or the proposed nominees for election to the Board of Directors, nor any associate and affiliate of such persons, are or have been indebted to the Corporation since the beginning of the financial year of the Corporation ended October 31, 2009.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as stated herein, no informed person, director, executive officer, nominee for director, any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation, nor any associate or affiliate of such persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transactions or any proposed transactions which has materially affected or would materially affect the Corporation.

STATEMENT OF CORPORATE GOVERNANCE

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201.  These Guidelines are not prescriptive, but have been used by the Corporation in adopting its corporate governance practices.  The Corporation’s approach to corporate governance is set out below.

Board of Directors

The Board currently consists of seven (7) directors: Richard Hughes, President and Chief Executive Officer, Alan Campbell, Chief Financial Officer, Lynn Evoy, James McDonald, Joseph Montgomery, John de Jong and Darcy Hughes.

The Guidelines suggest that the Board of every listed company should be constituted with a majority of individuals who qualify as “independent” directors.  A director is “independent” if the individual has no direct or indirect material relationship with the Corporation which could, in the view of the Corporation’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment whether on the Board or a committee of the Board.  Notwithstanding the foregoing, an individual who is, or has been within the last three years, an employee or executive officer of the Corporation is considered to have a material relationship with the Corporation.  Of the current Board the following members are independent: Lynn W. Evoy, James McDonald, Joseph Montgomery, John de Jong and Darcy Hughes.  The following members are not independent: Richard Hughes and Alan Campbell, as they are executive officers of the Corporation.

Directorships

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers:

Name of Director	Reporting Issuer
Alan Campbell	Abitibi Mining Corp., Chalice Diamond Corp. Golden Chalice Resources Inc., Kalahari Resources Inc., Klondike Gold Corp., Klondike Silver Corp., Sedex Mining Corp. and Zinccorp Resources Inc.
Richard Hughes
Abitibi Mining Corp., Alamos Gold Inc., Chalice Diamond Corp., Fortune River Resources Corp., Genco Resources Ltd., Golden Chalice Resources Inc.; Golden Goliath Resources Ltd., Gryphon Gold Corporation, Kalahari Resources Inc., Klondike Gold Corp., Klondike Silver Corp., Kootenay Gold Inc., Sedex Mining Corp., Tiomin Resources Inc., and Zinccorp Resources Inc.

Lynn W. Evoy	Abitibi Mining Corp., Chalice Diamond Corp., Golden Chalice Resources Inc. and Klondike Silver Corp.
James McDonald	Alamos Gold Inc., Genco Resources Ltd., Golden Chalice Resources Inc. and Kootenay Gold Inc.
Joseph Montgomery
Abitibi Mining Corp., Almaden Minerals Ltd., Anglo Minerals Ltd., Chalice Diamond Corp., Golden Chalice Resources Inc., Kalahari Resources Inc., Klondike Gold Corp., Klondike Silver Corp.; Sedex Mining Corp., Silver Reserve Corp. and Zinccorp Resources Inc.

Darcy Hughes	Abitibi Mining Corp., Chalice Diamond Corp., Golden Chalice Resources Inc., Klondike Gold Corp., Klondike Silver Corp., Sedex Mining Corp. and Zinccorp Resources Inc.
John de Jong	Abitibi Mining Corp., Chalice Diamond Corp. Golden Chalice Resources Inc., Kalahari Resources Inc., Klondike Gold Corp., Klondike Silver Corp.; Sedex Mining Corp. and Zinccorp Resources Inc.

Orientation and Continuing Education

The Corporation does not provide a formal orientation and education program for new directors; however, any new directors will be given the opportunity to familiarize themselves with the Corporation, the current directors and members of management.  Directors are also encouraged and given the opportunity for continuing education.

Ethical Business Conduct

The Board has not, to date, adopted a formal written Code of Business Conduct and Ethics.  The current limited size of the Corporation’s operations, and the small number of officers and employees, allow the Board to monitor, on an ongoing basis, the activities of management and to ensure that the highest standard of ethical conduct is maintained.  As the Corporation grows in size and scope, the Board anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.

Nomination of Directors

The Board selects new nominees to the Board, although a formal process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and CEO.  The Board monitors, but does not formally assess, the performance of individual Board members or committee members or their contributions.

Compensation Committee

The Board has not, to date, constituted a compensation committee.

Other Board Committees

The Corporation has one standing committee, the Audit Committee.  Please refer to the “Audit Committee” section.

Assessments

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant.  Based on the Corporation’s size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time.  The entire Board is responsible for selecting new directors and assessing current directors.  A proposed director’s credentials are reviewed in advance of a Board meeting by one or more members of the Board prior to the proposed director’s nomination.

PARTICULARS OF MATTERS TO BE ACTED UPON

Continuance of Stock Option Plan

In accordance with the Exchange’s Corporate Finance Policy 4.4 “Incentive Stock Options” (the “Policy”), the directors of the Corporation have adopted the 2010 Stock Option Plan, subject to shareholder and Exchange approval.  The Plan complies with the requirements of the Policy for Tier 2 issuers.  Under the Plan, a maximum of 10% of the issued and outstanding shares of the Corporation are proposed to be reserved at any time for issuance on the exercise of stock options.  As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Corporation, the Plan is considered to be a “rolling” stock option plan.  A copy of the Plan will be available for review by the shareholders at the Meeting.

Particulars of the Plan

If adopted, the pertinent terms and conditions of the Plan are as follows:

(a)
The purpose of the Plan is to encourage common stock ownership in the Corporation by directors, officers, employees and consultants of the Corporation, and to reward those parties for advancing the interests of the Corporation;

(b)
The Plan will be administered by the Board of Directors of the Corporation who will have the full authority and sole discretion to grant options under the Plan to any eligible party, including themselves;

(c)
The maximum number of shares that may be reserved for issuance under the Plan will be a rolling number not to exceed 10% of the issued and outstanding shares of the Corporation at the time of the stock option grant;

(d)
The exercise price of options granted under the Plan will be set by the Board of Directors at the time of grant and will not be less than the Discounted Market Price of the Corporation’s shares as set out in the policies of the Exchange;

(e)	The full purchase price of common shares purchased under the Plan shall be paid in cash upon the exercise thereof,

(f)	Options may be granted under the Plan exercisable over a period not exceeding seven (7) years;

(g)	Options covering not more than 5% of the issued and outstanding shares of the Corporation may be granted to any one individual in any 12 month period;

(h)
No more than 2% of the issued and outstanding shares of the Corporation may be granted to any one “consultant” in any 12 month period and no more than an aggregate of 2% of the issued and outstanding shares of the Corporation may be granted to an employee conducting “investor relations activities” (as such terms are defined in Exchange policies);

(i)
Options may only be exercised while the optionee is a director, officer, employee or consultant to the Corporation, or within a period of 90 days after ceasing to be so, or, in the case of an employee conducting investor relations activities, within 30 days after ceasing employment;

(j)
Notwithstanding item (i), an optionee’s heirs or administrators shall have one year from the death of the optionee in which to exercise any portion of options outstanding at the time of death of the optionee;

(k)	The options shall not be assignable or transferable by an optionee;

(l)
The obligation of the Corporation to issue and deliver common shares under the Plan will be subject to any approvals which may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation; and

(m)	The Board of Directors may from time to time, subject to regulatory approval, amend or revise the terms of the Plan.

The policies of the Exchange provide that, where a stock option plan, together with any other share compensation arrangements, could result, at any time, in the number of shares reserved for issuance pursuant to the plan exceeding 10% of the issued and outstanding shares of the Corporation, or the issuance within a one-year period of a number of shares exceeding 10% of the issued and outstanding shares of the Corporation, approval of the plan by the Corporation’s shareholders is required.

The policies of the Exchange further provide that if a stock option plan, together with any other share compensation arrangements, could result, at any time, in:

(a)	the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

(b)	the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or

(c)	the issuance to any one optionee, within a one-year period, of a number of shares exceeding 5% of the outstanding issue,

then the stock option plan must be approved by a majority of the votes cast by disinterested shareholders at a shareholders’ meeting, being a majority of the votes cast by all shareholders of the meeting excluding shares beneficially owned by insiders to whom options may be granted under the Plan and associates of such persons.  As the Plan will not set out any restrictions in respect to issuances to insiders or their associates, the approval of disinterested shareholders is required.

If the Plan is not adopted, options will be granted and amended from time to time, subject to Exchange approval in each instance.

Accordingly, the shareholders of the Corporation will be asked at the Meeting to pass an ordinary resolution, the text of which will be in substantially the form as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	The adoption of the Corporation’s Stock Option Plan be ratified, confirmed and approved, subject to acceptance by the TSX Venture Exchange;

2.
The Corporation be authorized to grant stock options for up to 10% of the common shares of the Corporation outstanding from time to time pursuant and subject to the terms and conditions of the Stock Option Plan;

3.
The previous existing stock options granted to directors, officers and other insiders be ratified, confirmed and approved; and that all existing stock options becoming subject to the provisions of the Stock Option Plan upon adoption by the Corporation;

4.
The stock options granted to directors, officers and other insiders subsequent to the year-end on October 31, 2009 be ratified, confirmed and approved; and that all existing stock options becoming subject to the provisions of the Stock Option Plan upon adoption by the Corporation;

5.
The Board of Directors be authorized on behalf of the Corporation to make any amendments to the Stock Option Plan as may be required by regulatory authorities, without further approval of the Shareholders of the Corporation, in order to ensure adoption of the Stock Option Plan;

6.
Notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, without further resolution of shareholders, approval is hereby given to the Board of Directors of the Corporation, in their sole discretion, to revoke this resolution at any time and refrain from implementing the Stock Option Plan; and

7.
Any one director or officer of the Corporation be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to this resolution.”

OTHER MATTERS

Management of the Corporation knows of no other matters to come before the meeting other than those referred to in the Notice.  The shares represented by the Proxy solicited hereby will be voted in accordance with the best judgment of the persons voting the Proxy on such other business as may properly be transacted at the Meeting or at any adjournment thereof.  Matters which may properly come before the Meeting shall be any matter not effecting a change to the articles or memorandum of the Corporation, not effecting a change in control of the Corporation, or not disposing of all or substantially all of the assets of the Corporation.

ADDITIONAL INFORMATION

Additional information concerning the Corporation can be found on SEDAR at www.sedar.com and on the Corporation’s website at www.amadorgoldcorp.com.

Financial information relating to the Corporation is provided in the Corporation’s audited financial statements and the management discussion and analysis (“MD&A”) for the year ended October 31, 2009.  Shareholders may download the financial statements and MD&A from SEDAR (www.sedar.com) or contact the Corporation directly to request copies of the financial statements and MD&A by:  (i) mail to 711-675 West Hastings Street, Vancouver, B.C., V6B 1N2; or (ii) fax to 604-685-3764.  Additional financial information concerning the Corporation may be obtained by any shareholder free of charge by contacting the Corporation at 604-685-2222.

Certificate for Alberta Shareholders

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

The Corporation is a reporting issuer in Alberta due to its listing on the TSX Venture Exchange.  The following is required by the Securities Rules (Alberta):

IT IS AN OFFENCE UNDER THE SECURITIES ACT (ALBERTA), THE SECURITIES REGULATION (ALBERTA) AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DATED at Vancouver, British Columbia this 16th day of February 2010

BY ORDER OF THE BOARD

/s/ Richard W. Hughes
______________________________
Richard W. Hughes
President & Chief Executive Officer

Document 3

AMADOR GOLD CORP.	COMPUTERSHARE 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class
Holder Account Number

Form of Proxy - Annual General Meeting to be held on March 23, 2010
This Form of Proxy is solicited by and on behalf of Management. Notes to proxy
1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof.  If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy.  If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 1:30 p.m., Pacific Time, on Friday, March 19, 2010.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
To Vote Using the Telephone	Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free
To Vote Using the Internet	Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

Appointment of Proxyholder I/We, being holder(s) of Amador Gold Corp. hereby appoint: Richard W. Hughes, or failing this person, Alan D. Campbell,	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Amador Gold Corp. to be held at #711-675 West Hastings Street, Vancouver, British Columbia, on March 23, 2010 at 1:30 p.m. (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
For	Against
1. Number of Directors To determine the number of Directors at seven (7).	☐	☐

2. Election of Directors

For	Withhold

01. Richard W. Hughes	☐	☐
02. Alan D. Campbell	☐	☐
03. Lynn W. Evoy	☐	☐
04. James M. McDonald	☐	☐
05. Joseph Montgomery	☐	☐
06. John de Jong	☐	☐
07. Darcy Hughes	☐	☐

For	Withhold
3. Appointment of Auditors Appointment of Morgan & Company as Auditors of the Corporation and authorizing the Directors to fix their remuneration.	☐	☐

For	Against
4. Stock Option Plan To pass an ordinary resolution to approve the Corporation’s 2010 Stock Option Plan, as more particularly described in the accompanying Information Circular.	☐	☐

For	Against
5. Proxyholder Authority To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
Signature(s)	Date / /

Document 4

Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 “Continuous Disclosure Obligations”, effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer’s annual financial statements and Management Discussion & Analysis (“MD&A”), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statements(s) unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

I, the undersigned, certify that I am the owner of securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company’s Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the current financial year.

AMADOR GOLD CORP.

Please select one or both of the following options:     _____ Annual Financial Statements & MD&A    _____ Quarterly Financial Statements & MD&A

Name:

Address:
Street Name & Number Apt. or Suite

City Province or State Country Postal or Zip Code

Signature:	Date:

CUSIP:      02264P101

SCRIP COMPANY CODE:  AGDQ

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

AMADOR GOLD CORP.
(Attention:  Diana Mark)
#711 – 675 West Hastings Street
Vancouver, B.C.  V6B 1N2

OR BY FAX TO:  1-604-685-3764

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.
(Registrant)

Date:February 24, 2010	By: /s/ Diana Mark Diana Mark, Assistant Corporate Secretary